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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                              SCHEDULE 14D-1/A
                    (Amendment No. 4 - Final Amendment)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                               SCHEDULE 13D/A
                    (Amendment No. 2 - Final Amendment)
     PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO PURSUANT TO 13d-
                2(a) OF THE SECURITIES EXCHANGE ACT OF 1934
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                              ULTRA PAC, INC.
                         (Name of Subject Company)

                         PACKAGE ACQUISITION, INC.
                         IVEX PACKAGING CORPORATION
                                 (Bidders)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

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                                   903886
                   (Cusip Number of Class of Securities)

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                            G. DOUGLAS PATTERSON
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         IVEX PACKAGING CORPORATION
                            100 TRI-STATE DRIVE
                        LINCOLNSHIRE, ILLINOIS 60069
        (Name, Address And Telephone Number of Person Authorized to
          Receive Notices And Communications on Behalf of Bidder)
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                                  Copy To:

                          WILLIAM R. KUNKEL, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                               APRIL 23, 1998
          (Date of Event Which Requires Filing of This Statement)




      This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 2 to the Schedule 13D (this "Amendment") amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D originally filed on March 26, 1998, as amended by Amendment No. 1 thereto, filed on March 31, 1998, Amendment No. 2 thereto, filed on April 13, 1998, and Amendment No. 3 thereto, filed on April 16, 1998 (as amended, the "Schedule 14D-1") and the Statement on Schedule 13D originally filed on April 16, 1998, as amended by Amendment No. 1 thereto, filed on April 16, 1998 (as amended, the "Schedule 13D"), by Package Acquisition, Inc., a Minnesota corporation (the"Purchaser") and an indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation ("Parent"), relating to the Purchaser's tender offer for all outstanding shares of Common Stock, no par value per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Ultra Pac, Inc., a Minnesota corporation (the "Company"), at $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1998 (the "Offer to Purchase"), a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal (which together constitute the "Offer"), a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

      Unless otherwise defined herein, all capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. This Amendment constitutes the final amendment to the Schedule 14D-1 and the Schedule 13D.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Offer expired pursuant to its terms at 12:00 Midnight, New York City time, on Wednesday, April 22, 1998, at which time, based on information provided by the Depositary, approximately 3.5 million Shares, representing approximately 93% of the outstanding Shares, had been validly tendered and accepted for payment by the Purchaser pursuant to the Offer. On April 23, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9).

ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following exhibit:

            (a)(9)     Press Release of Parent dated April 23, 1998.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 1998         IVEX PACKAGING CORPORATION

                              By: /S/ G. DOUGLAS PATTERSON
                                  _______________________________
                                   Name: G. Douglas Patterson
                                   Title: Vice President